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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allstream Inc. (Registrant)
Date: March 1, 2004
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Canada's Allstream selects Alcatel IP service router for
national Gigabit Ethernet network

Network upgrade key part of Allstream's investment strategy in next generation IP services

PARIS, France/TORONTO, Canada, March 1, 2004 — Alcatel (Paris: CGEP.PA and NYSE: ALA) today announced it has been selected by Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), a leading Canadian communications provider, to provide its next-generation Internet protocol (IP) service router for Allstream's national switched gigabit Ethernet network. By using the Alcatel Service Router (SR), a product designed to deliver advanced Internet and virtual private network services, Allstream can gain a critical competitive edge by providing enhanced Ethernet-based services nationwide with guaranteed quality of service (QoS) for each customer.

With the Alcatel SR, Allstream can quickly introduce scalable, advanced IP-based services allowing Allstream to attract and retain a wider customer base. In combination with the Alcatel network manager portfolio, the Alcatel SR also provides tightly integrated assurance, provisioning and a single point of operational support system (OSS) integration for Allstream's network, thus ensuring the smooth introduction and operation of new services for its customers.

"Advanced technology and a firm commitment to support our specific business and technical requirements were key factors in selecting Alcatel's equipment," said Henry Yip, Executive Vice President, Network Services. "This network upgrade allows us to improve our capabilities to support GigE and future 10 GigE requirements. Specifically, the Alcatel SR helps us set new technical and commercial benchmarks for our competition by allowing us to deliver a wider range of service offerings, more accurate service level agreement enforcement and scalable service provisioning, enabling faster time to revenue — all crucial to our nationwide offering. This network upgrade supports our ongoing investment in next generation IP services. Allstream has been offering IP-based services since 2000 and we are committed to investing the majority of our network capital to continually enhance Allstream's IP capabilities."

"To enable profitable business-grade IP services, service providers such as Allstream need more functionality than is available in today's Internet routers," said Basil Alwan, president of Alcatel's IP activities. "Because the Alcatel SR is all about flexibility to deliver advanced IP-based services, Allstream can go further with its existing core network and deliver high-value service level agreement-based services to its customers."

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Focused on the Business market, Allstream collaborates with customers to create tailored solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive communication solutions provider in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B and the NASDAQ National Market system under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

Note to Allstream Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of Euro 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, http://www.alcatel.com

Alcatel Press Contact
Aurélie Boutin / HQ	Tel:+ 33 (0)1 40 76 11 79	Aurelie.Boutin@alcatel.com
Régine Coqueran / HQ	Tel:+ 33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com
Mark Burnworth / HQ	Tel:+ 33 (0)1 40 76 50 84	Mark.burnworth@alcatel.com
Florence Pontieux / HQ	Tel:+ 33 (0)1 40 76 12 02	Florence.pontieux@alcatel.com
Alcatel Investor Relations
Claire Pedini	Tel: +33 (0)1 40 76 13 93	Claire.pedini@alcatel.com
Laurent Geoffroy	Tel: +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel: +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel: +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel: +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com
Allstream Press Contact
May Chong	Tel: (416) 345-2342	may.chong@allstream.com
Allstream Investor Relations
Brock Robertson	Tel: (416) 345-3125	brock.robertson@allstream.com
Dan Coombes	Tel: (416) 345-2326	dan.coombes@allstream.com

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SIGNATURES